Exhibit 21.1

Subsidiaries of Concurrent Computer Corporation

Each of the below listed subsidiaries is 100% directly or indirectly owned by Concurrent Computer Corporation except as otherwise indicated, and all are included in the consolidated financial statements.

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION/ORGANIZATION

Concurrent Computer Asia Corporation	Delaware (operates in PR of China)

Concurrent Computer Corporation (France)	Delaware

Concurrent Computer Corporation Pty. Ltd.	Australia

Concurrent HPS Europe	France

Concurrent Computer GmbH	Germany

Concurrent UK Limited	United Kingdom

Concurrent Computer Hispania, S.A.	Spain

Concurrent Computer Hong Kong Limited	Hong Kong

Concurrent Nippon Corporation	Japan

Concurrent Securities Corporation	Massachusetts